UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 333-123681
HORIZON LINES HOLDING CORP.
(Exact name of registrant as specified in its charter)
4064 Colony Road, Suite 200
Charlotte, NC 28211
(704) 973-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
9.0% Senior Notes due 2012
(Title of each class of securities covered by this Form)
None.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: One (1)
     Pursuant to the requirements of the Securities Exchange Act of 1934, Horizon Lines, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HORIZON LINES, LLC

Date: August 8, 2007	By:	/s/ Robert S. Zuckerman

Name: Robert S. Zuckerman Title: Vice President and Secretary